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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           SIGHT RESOURCE CORPORATION
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   82655N105
                                   ---------
                                 (CUSIP Number)

                                George P. Stamas
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 25, 1997
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         (Continued on following pages)

                               Page 1 of 12 Pages

                                  SCHEDULE 13D



CUSIP NO.   82655N105                                         PAGE 2 OF 12 PAGES
            ---------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carlyle Venture Partners, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 1,823,763

                        --------------------------------------------------------
       NUMBER OF        8        SHARED VOTING POWER
        SHARES                   0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 1,823,763
        PERSON
         WITH           --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,823,763

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.71%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

14         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.   82655N105                                        PAGE 3 OF 12 PAGES
            ---------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C/S Venture Investors, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 372,455

                        --------------------------------------------------------
       NUMBER OF        8        SHARED VOTING POWER
        SHARES                   0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 372,455
        PERSON
         WITH           --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         372,455

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

           PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP NO.   82655N105                                       PAGE 4 OF 12 PAGES
            ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carlyle U.S. Venture Partners, L.P.    52-2038006

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 241,879

                        --------------------------------------------------------
       NUMBER OF        8        SHARED VOTING POWER
        SHARES                   0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 241,879
        PERSON
         WITH           --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            241,879
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.55%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP NO.   82655N105                                        PAGE 5 OF 12 PAGES
            ----------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carlyle Venture Coinvestment, L.L.C.   52-2033493

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 146,740

                        --------------------------------------------------------
       NUMBER OF        8        SHARED VOTING POWER
        SHARES                   0
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 146,740
        PERSON
         WITH           --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                 0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         146,740

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .94%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

          OO (limited liability company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                      PAGE 6 OF 12 PAGES



ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, $.01 par value (the "Common Stock") of Sight Resource Corporation, a Delaware corporation (the "Company"). Each Reporting Person holds (i) shares of Series B Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"), and (ii) Warrants to purchase shares of Common Stock (the "Warrants," together with the Preferred Stock, are referred to herein as the "Securities"). The address of the Company is 100 Jeffrey Avenue, Holliston, Massachusetts 01746.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c), (f) The names of the persons filing this Schedule 13D are (i) Carlyle Venture Partners, L.P., a Cayman Islands exempted limited partnership ("CVP"); (ii) C/S Venture Investors, L.P., a Cayman Islands exempted limited partnership ("C/S"), (iii) Carlyle U.S. Venture Partners, L.P., a Delaware limited partnership ("CUS"), and (iv) Carlyle Venture Coinvestment, L.L.C., a Delaware limited liability corporation ("CVC") (collectively, CVP, C/S, CUS and CVC are referred to herein as the "Reporting Persons").

        TCG Ventures, Ltd., a Cayman Islands corporation ("TCGVentures"), is the general partner of CVP and C/S. The business address of TCGVentures is c/o Bank Julius Baer, Kirk House, Albert Panton Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. The principal business of CVP and C/S is to make investments in start-up or venture capital situations and in connection with leveraged buyouts and management buyouts.

        TCG Ventures, L.L.C., a Delaware limited liability company ("TCG L.L.C."), is the general partner of CUS. TCG L.L.C. is the managing member of CVC. The business address of TCG L.L.C. is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200 South, Washington, D.C. 20004. TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"), is the managing member of, and holds a controlling interest in, TCG L.L.C. The names of the managing members of TCG, their business addresses, citizenship and principal occupation are as follows:


Name and Office Held        Business Address                Citizenship
--------------------        ----------------                -----------
William E. Conway, Jr.      c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

Daniel A. D'Aniello,        c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

Frank C. Carlucci III       c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

James A. Baker III          c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

Allan M. Holt               c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

David W. Dupree             c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

SCHEDULE 13D (CONTINUED)                                      PAGE 7 OF 12 PAGES



Name and Office Held        Business Address                Citizenship
--------------------        ----------------                -----------
Richard G. Darman           c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

David M. Rubenstein         c/o The Carlyle Group, 1001         USA
Managing Director           Pennsylvania Avenue, N.W.,
                            Suite 220, Washington, D.C.
                            20004-2505

The principal business of CUS and CVC is to make investments, side-by-side with CVP, in start-up or venture capital situations and in connection with leveraged buyouts and management buyouts.

        (d) and (e)   To the best knowledge of the Reporting Persons, none of
the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source of the consideration paid by the Reporting Persons was contributions from the partners of each individual Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

        The acquisition of the Securities described in response to Item 1 by the Reporting Persons was consummated by the Reporting Persons as a long-term strategic investment in the Company. The acquisition by the Reporting Persons of the Securities from the Company was consummated on November 25, 1997. The aggregate consideration paid by the Reporting Persons was $5,082,417. The consideartion paid by (i) CVP was $3,585,961, (ii) C/S was $732,337, (iii) CUS was $475,592, and (iv) CVC was $288,527.

        All Securities held by the Reporting Persons are held by the Reporting Persons for investment purposes. Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities (including shares of Common Stock) of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of his holdings of the Securities in the open market or in privately negotiated transactions, including, by way of distribution of some or all of the Securities to their partners or members, as applicable, the conversion of Preferred Stock into Common Stock or the exercise of Warrants. Representatives of each Reporting Person may also have discussions with management regarding methods of increasing sales, cash flow and profitability. Any actions that any Reporting Person might undertake will depend upon such person's review of numerous factors, including, among other things, the availability of Securities of the Company (including Common Stock) for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

SCHEDULE 13D (CONTINUED)                                      PAGE 8 OF 12 PAGES



        The Reporting Persons acquired 1,452,119 shares of newly issued Preferred Stock which are convertible into Common Stock. The Preferred Stock is convertible at the holder's option at any time. The Preferred Stock is convertible (i) in the first three years, at the Company's option if the 30 day trading average of the Common Stock is $7.00 per share and (ii) after three years, at the Company's option if the 30 day trading average of the Common Stock is $9.00 per share.

        The Reporting Persons also received Warrants to purchase up to 842,294 shares of Common Stock ("Class I (Mirror) Warrants"), which represent 19.9% of the Company's existing options and warrants (the "Counterpart Warrants") that have exercise prices ranging from $4.63 per share to $9.90 per share. These Class I (Mirror) Warrants must be exercised by the Reporting Persons, on the same terms and conditions as the holders of the Counterpart Warrants, when the Counterpart Warrants are exercised. The Reporting Persons cannot force the holders of the Counterpart Warrants to exercise such Counterpart Warrants and the Reporting Persons cannot exercise the Class I (Mirror) Warrants unless and until the holders of Counterpart Warrants exercise such Counterpart Warrants. The Reporting Persons also received Warrants to purchase 290,424 additional shares of Common Stock at an exercise price of $7.00 per share and an exercise period of five years (the "Class II Warrants").

        The terms and conditions for the conversion of the Preferred Stock are set forth in the Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock (the "Certificate of Designation"), comprising a portion of the Company's Certificate of Incorporation. The acquisition was effected pursuant to the Series B Convertible Preferred Stock Purchase Agreement, dated October 9, 1997, by and among the Company, CVP, C/S, CUS and CVC, which is attached hereto as Exhibit 2. The terms and conditions of the Class I (Mirror) Warrants are set forth in the form of Class I (Mirror) Warrant, which is attached hereto as Exhibit 3. The terms and conditions of the Class II Warrants are set forth in the form of Class II Warrant, which is attached hereto as Exhibit 4.

        Under the terms of the Certificate of Designation, the holders of Preferred Stock, voting as a separate class, shall have the right to elect one director to the Board of Directors of the Company (the "Series B Director"). Commencing on the earlier to occur of (i) a vacancy on the Board of Directors due to the resignation, death, retirement or non-election of any member other than the Series B Director, or (ii) the date of the Company's 1998 annual meeting of stockholders, the holders of Preferred Stock, voting as a separate class, shall have the right to elect a second member of the Board of Directors of the Company. Thereafter, the holders of Preferred Stock shall have the right, voting as a separate class, to elect two members of the Board of Directors of the Company until such time as at least one-half but less than all of the outstanding shares of Preferred Stock have been redeemed, repurchased, retired or converted into shares of Common Stock of the Company, in which case the holders of Preferred Stock shall have the right, voting as a separate class, to elect only one member to the Board of Directors of the Company until such time as all of the outstanding shares of Preferred Stock have been redeemed, repurchased, retired or converted into shares of Common Stock.

        The holders of Preferred Stock are entitled to cumulative dividends at an annual rate of ten percent (10%) times the liquidation preference of $3.50 per share, commencing on and after the third anniversary of the date of original issuance of the Preferred Stock. In addition, the holders of Preferred Stock have the right to participate in any dividends paid with respect to the Common Stock, on the basis of the number of shares of Common Stock into which the Preferred Stock may be converted.

        Upon a Change of Control of the Company, the holders of Preferred Stock shall have the right to compel the Company to redeem the Preferred Stock at a price of 105% of the liquidation preference of $3.50 per share. For purposes of the Certificate of Designation, the term "Change of Control" is defined as (i) any person or group obtaining a majority of the securities ordinarily having the right to vote in an election of the Board of Directors; (ii) during any two year period, the individuals who at the beginning of the period no longer constitute a majority of the Board of Directors; (iii) the merger, consolidation, recapitalization, reorganization, dissolution, or liquidation of the Company as a result of the current stockholders no longer owning more than 50% of the voting securities of the Company; (iv) any sale, lease, exchange or other transfer of all, or substantially all, of the assets of the Company; or (v) the adoption of a plan leading to the liquidation or dissolution of the Company.

SCHEDULE 13D (CONTINUED)                                     PAGE 9 OF 12 PAGES



        Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The following table sets forth the beneficial ownership of shares of the Company's Common Stock by each Reporting Person. As of November 25, 1997, the Company informed the Reporting Persons that there were 8,756,500 shares of Common Stock that were issued and outstanding.

                  Right to Common        Class I (Mirror) Warrants:   Class II Warrants:  Total
                  Stock Upon Conversion  Right to Purchase            Right to Purchase   Beneficial
                  of Preferred Stock     Common Stock*                Common Stock        Ownership
                  ------------------     -------------                ------------        ---------
CVP                   1,024,560            594,291                       204,912           1,823,763

C/S                     209,239            121,368                        41,848             372,455

CUS                     135,884             78,818                        27,177             241,879

CVC                      82,436             47,817                        16,487             146,740

Reporting Persons     1,452,119            842,294                       290,424           2,584,837

--------------------

* The Class I (Mirror) Warrants represent 19.9% of the Company's existing options and warrants and carry exercise prices ranging from $4.63 per share to $9.90 per share. The Reporting Persons must exercise these Class I (Mirror) Warrants when the Counterpart Warrants are exercised. The maximum number of shares of Common Stock issuable upon exercise of the Class I (Mirror) Warrants is included for the purposes of this calculation because the Counterpart Warrants are exercisable within sixty days by the holders of such Counterpart Warrants, see Rule 13d-3(d)(1). As described in Item 4, although the Reporting Persons must exercise the Class I (Mirror) Warrants when the Counterpart Warrants are exercised, the Reporting Persons cannot force the holders of Counterpart Warrants to exercise such Counterpart Warrants and the Reporting Persons cannot exercise the Class I (Mirror) Warrants unless and until the holders of Counterpart Warrants exercise such Counterpart Warrants.

        The following table sets forth the approximate percentage of Common Stock of the Company that is beneficially owned by each Reporting Person.**

                      Right to Common              Class I (Mirror) Warrants:   Class II Warrants:   Total
                      Stock Upon Conversion        Right to Purchase            Right to Purchase    Beneficial
                      of Preferred Stock           Common Stock                 Common Stock         Ownership
                      ------------------           -------------                ------------         ---------
CVP                       6.58%                      3.81%                        1.32%                11.71%

C/S                       1.34%                       .78%                         .28%                 2.4%

CUS                        .87%                       .51%                         .17%                 1.55%

CVC                        .53%                       .31%                         .11%                  .94%

Reporting Persons         9.32%                      5.41%                        1.86%                16.60%

--------------------

** All percentages calculated are based on 15,573,970 shares which equals the total of (i) 8,756,500 shares of Common Stock which has been reported by the Company as being presently issued and outstanding, plus

SCHEDULE 13D (CONTINUED)                                     PAGE 10 OF 12 PAGES



(ii) 1,452,119 shares of Common Stock issuable upon conversion of the Preferred Stock, plus (iii) 842,294 shares of Common Stock issuable upon exercise of the Class I (Mirror) Warrants, plus (iv) 290,424 shares of Common Stock issuable upon exercise of the Class II Warrants plus (v) 4,232,633 shares of Common Stock issuable upon exercise of the Counterpart Warrants (as reported to the Reporting Persons by the Company as of November 27, 1997). The maximum number of shares of Common Stock issuable upon exercise of the Class I (Mirror) Warrants is included for the purposes of this calculation because the Counterpart Warrants are exercisable by the holders of such Counterpart Warrants within sixty days, see Rule 13d-3(d)(1). As described in Item 4, although the Reporting Persons must exercise the Class I (Mirror) Warrants when the Counterpart Warrants are exercised, the Reporting Persons cannot force the holders of Counterpart Warrants to exercise such Counterpart Warrants and the Reporting Persons cannot exercise the Class I (Mirror) Warrants unless and until the holders of Counterpart Warrants exercise such Counterpart Warrants.

        (b) The managing members of TCG (William E. Conway, Daniel A. D'Aniello, Frank C. Carlucci III, James A. Baker III, Richard G. Darman,
David M. Rubenstein, Allan M. Holt and David W. Dupree) may be deemed to share beneficial ownership of any shares of Common Stock beneficially owned by CUS and CVC. Such individuals disclaim any such beneficial ownership.

        (c)    Not applicable.

        (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The response to Item 4 is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1             Joint Filing Agreement, dated as of December 5, 1997, by and among CVP, C/S,
                      CUS and CVC

Exhibit 2             Series B Convertible Preferred Stock Purchase Agreement, dated October 9, 1997, by and among the Company and CVP, C/S, CUS and CVC

Exhibit 3             Form of Class I (Mirror) Warrants

Exhibit 4             Form of Class II Warrants

SCHEDULE 13D (CONTINUED)                                     PAGE 11 OF 12 PAGES



                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 5, 1997
                                    CARLYLE VENTURE PARTNERS, L.P.,
                                    a Cayman Islands exempted limited partnership

                                    By: TCG Ventures, Ltd., as the General Partner


                                    By:   /s/ J. Mitchell Reese
                                        ------------------------------------------------------
                                        Name:  J. Mitchell Reese
                                        Title: Attorney-in-Fact


                                    C/S VENTURE INVESTORS, L.P.,
                                    a Cayman Islands exempted limited partnership

                                    By: TCG Ventures, Ltd., as the General Partner



                                    By:   /s/ J. Mitchell Reese
                                        ------------------------------------------------------
                                        Name:  J. Mitchell Reese
                                        Title: Attorney-in-Fact


                                    CARLYLE U.S. VENTURE PARTNERS, L.P.,
                                    a Delaware limited partnership

                                    By: TCG Ventures, L.L.C., as the General Partner


                                    By:   /s/ J. Mitchell Reese
                                        ------------------------------------------------------
                                        Name:  J. Mitchell Reese
                                        Title: Managing Director


                                    CARLYLE VENTURE COINVESTMENT, L.L.C.,
                                    a Delaware limited liability company

                                    By: TCG Ventures, L.L.C., as the Managing Member


                                    By:   /s/ J. Mitchell Reese
                                        ------------------------------------------------------
                                        Name:  J. Mitchell Reese
                                        Title: Attorney-in-Fact

SCHEDULE 13D (CONTINUED)                                     PAGE 12 OF 12 PAGES



                                 EXHIBIT INDEX                                         Page Number
                                 -------------                                         -----------
Exhibit 1             Joint Filing Agreement, dated as of December
                      5, 1997, by and among CVP, C/S, CUS and CVC

Exhibit 2 Series B Convertible Preferred Stock Purchase Agreement, dated October 9, 1997, by and among the Company and CVP, C/S, CUS and CVC

Exhibit 3             Form of Class I (Mirror) Warrants

Exhibit 4             Form of Class II Warrants